UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of December 2007
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
Ex-99.1 Press Release of CYI dated December 4, 2007 announcing the appointment of new CFO as director and the resignation of previous CFO as director of CYI.
Ex-99.2 Press Release of CYI dated December 4, 2007 announcing updated sales performance.

OTHER EVENTS
1. Appointment of new CFO as director; Resignation of previous CFO as director
On December 4, 2007 in Singapore, China Yuchai International Limited (“CYI”) issued a press release announcing the appointment of Mr. Ho Tuck Chuen, its new Chief Financial Officer (“CFO”) as a director of CYI. CYI also announced the resignation of Mr. Philip Ting Sii Tien, its previous CFO, as a director of CYI. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2. Updated Sales Performance
On December 4, 2007 in Singapore, CYI issued a press release announcing updated sales performance for the first ten months of 2007. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Exhibits
99.1     Press Release of CYI dated December 4, 2007 announcing the appointment of new CFO as director and the resignation of previous CFO as director of CYI.
99.2     Press Release of CYI dated December 4, 2007 announcing updated sales performance.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: December 4, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Ho Tuck Chuen
Name:	Mr. Ho Tuck Chuen
Title:	Chief Financial Officer

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EXHIBITS INDEX
99.1	Press Release of CYI dated December 4, 2007 announcing the appointment of new CFO as director and the resignation of previous CFO as director of CYI.

99.2	Press Release of CYI dated December 4, 2007 announcing updated sales performance.

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